SHELTER PROPERTIES V LIMITED PARTNERSHIP
c/o Shelter Realty V Corporation
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
June 8, 2007
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MacKenzie Patterson Special Fund 6, LLC, MPF DeWaay Premier Fund 3, LLC and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”) initiated an unsolicited tender offer to buy up to 10,508 or approximately 20 percent of the units of limited partnership interest (the “Units”) in Shelter Properties V Limited Partnership (the “Partnership”) on May 25, 2007. The corporate general partner of the Partnership, Shelter Realty V Corporation (the “Corporate General Partner”), first became aware of the offer by the MacKenzie Group on May 25, 2007.
     The Partnership, through the Corporate General Partner, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The Corporate General Partner does not express any opinion, and is remaining neutral, with respect to this offer due to a conflict of interest. AIMCO Properties, L.P. (“AIMCO Properties”), an affiliate of the Corporate General Partner, is currently conducting a tender offer for the Units. Therefore, the Corporate General Partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group’s offer.
     However, we call your attention to the following considerations:
•	AIMCO Properties has raised its tender offer price of $42.29 per Unit to $60.00 per Unit, less the aggregate amount of distributions per Unit, if any, made or declared by the Partnership prior to June 15, 2007, or such later date as AIMCO Properties’ offer may be further extended, which is $5.00 per Unit greater than the MacKenzie Group’s offer price of $55.00 per Unit. AIMCO Properties’ offer is limited to 5,779 Units.

•	The MacKenzie Group’s $55.00 per Unit offer price will be reduced by the amount of any distributions declared or made between May 25, 2007 and July 6, 2007, which may be further extended.

•	The MacKenzie Group’s offer is limited to 10,508 Units. If more than 10,508 Units are validly tendered and not withdrawn, the MacKenzie Group will accept the Units on a pro rata basis (other than for those holders who select the “all or none” option). Therefore, unless the investor selects the “all or none” option, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership. Our records indicate that Mackenzie Patterson Special Fund 6, LLC, a participant in the MacKenzie Group’s offer, and affiliates of the Mackenzie Group own an aggregate of 38 Units or approximately 0.07 percent of the outstanding Units as of May 25, 2007.

•	AIMCO Properties and its affiliates, which collectively hold 39,425 Units, or 75.04 percent of the total outstanding Units, do not intend to tender any of their Units in the MacKenzie Group’s offer.

•	The Partnership’s investment properties currently consist of two residential apartment complexes. Lake Johnson Mews Apartments is a 201-unit apartment complex located in Raleigh, North Carolina and Tar River Estates Apartments is a 220-unit apartment complex located in Greenville, North Carolina (“Tar River”). The Corporate General Partner is currently reviewing Tar River for potential sale. However, Tar Review is not currently listed or marketed for sale and no assurances can be given regarding the timing or amount of a sale, if at all.

•	Since January 1, 2004, AIMCO Properties has purchased in previous transactions 118 units at a price of $235.52 per Unit in 2004, 137 Units at a price of $422.09 per Unit in 2005, 10 Units at a price of $422.09 per Unit in 2006, and 172 Units at prices of $31.41 per Unit in 2007.

•	Since 2004, the Partnership has declared and made the following distributions to the limited partners:

	Distribution
Year	Per Unit	Type of Distribution
2005	$231.93	Sales Proceeds
2006	$449.39	Sales Proceeds
2006	$4.38	Refinancing Proceeds
•	In addition to the current offer by AIMCO Properties commenced on April 2, 2007, AIMCO Properties made a tender offer on November 8, 2004 for the purchase of Units at a purchase price of $422.09 per Unit (revised from the original price of $256.63 per Unit). The offer was held open until December 28, 2004 and 913 Units were acquired.

•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and The American Partnership Board, which are the only two sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stranger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board.
•	Set forth below are the high and low sales prices of Units for the years ended December 31, 2004 and 2005 and during 2007 (through March 31, 2007), as reported by Direct Investments Spectrum, an independent, third-party source. There were no sales reported by the Direct Investments Spectrum for the year ended December 31, 2006.

	HIGH	LOW
Year Ended 2004:	$335.00	$230.00
Year Ended 2005:	$280.00	$250.00
Year Ended 2007:	$155.00	$104.00

•	Set forth below are the high and low sales prices of Units for the years ended December 31, 2004 and 2005, as reported by the American Partnership Board, an independent, third-party source. There were no sales reported by the American Partnership Board for the year ended December 31, 2006 and during 2007 (through April 30, 2007).

	HIGH	LOW
Year Ended 2004:	$285.00	$275.07
Year Ended 2005:	$340.00	$301.00
•	The MacKenzie Group’s offer states that you will have the right to withdraw Units tendered in the offer at any time until the offer has expired.

•	The MacKenzie Group does not indicate what its specific plans or proposals are regarding future tender offers.
     The managing general partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MacKenzie Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.

Sincerely, Shelter Realty V Corporation Corporate General Partner